Date:    August 27, 2010

Mt. Stephen krikorian
Securities and Exchange Commission
Division of Corporate Finance
Tel: 202-551-3488

Re:	iTrackr Systems, Inc.
Response to letter dated August 18, 2010 concerning
Revocation of auditor’s PCAOB registration

Dear Mr. Krikorian:

Effective August 25, 2010, iTrackr Systems, Inc. terminated our relationship with Traci J. Anderson, CPA and engaged Bedinger and Company, Certified Public Accountants on the same day as a result of Traci’s PCAOB registration revocation.  We have filed Form 8-k, under Item 4.01 on August 27, 2010 notifying investors of said termination and engagement of the new auditor.  We are currently undergoing a re-audit by Bedinger and Company of our fiscal years ended December 31, 2009 and 2008 and review of the six months ended June 30, 2010 and including related filings on Form 10-K filed on April 13, 2010 and Form S-1/A filed on August 17, 2010.

Cordially,
Justin Frere